March 3, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549
Attn. Mr. Jay Webb, Reviewing Accountant

RE:	Mettler-Toledo International Inc. Form 10-K for the year ended December 31, 2008 Filed February 13, 2009 File No. 001-13595
Dear Mr. Webb:
This letter is in response to the comment in the Staff’s letter dated February 25, 2009. To facilitate your review, we have set forth herein the comment of the staff followed by our response.
Form 10-K for the year ended December 31, 2008
Financial Statements, page F-1
Note 5. Fair Value Measurements, page F-13
1.
We note from your disclosure that you adopted SFAS 157 on January 1, 2008 and as of December 31, 2008 you have derivative assets totaling $3.4 million and derivative liabilities totaling $6.2 million. We also note from your disclosure that the fair values of these instruments were estimated based upon inputs from current valuation information obtained from dealer quotes and priced with observable market assumptions and appropriate valuation adjustments for credit risk. Your disclosure does not appear to be adequate based upon the guidance in paragraph 32 of SFAS 157. For example, it does not appear that you disclose the level within the fair value hierarchy in which the fair value measurements fall. Please revise in future filings to address our concerns.

Response:
In response to your above comment, we confirm that in future filings we will revise our disclosure in the following manner:
On January 1, 2008, the Company adopted the provisions of SFAS No. 157, “Fair Value Measurements”, except as it relates to nonfinancial assets, including goodwill, other intangible assets, long-lived assets (for purposes of impairment analysis) and asset retirement obligations, pursuant to FSP 157-2 as described in Note 2, Summary of Significant Accounting Policies. SFAS 157 clarifies how companies are required to use a fair value measure for recognition and disclosure by establishing a common definition of fair value, a framework for measuring fair value and expanding disclosures about fair value measurements. The adoption of SFAS 157 did not have a material impact on the Company’s consolidated results of operations or financial position.
As of December 31, 2008, the Company has derivative assets totaling $3.4 million and derivative liabilities totaling $6.2 million. These derivative assets and liabilities consist of foreign currency forward exchange contracts and interest rate swap agreements. The forward exchange contracts economically hedge short-term intercompany balances with the Company’s foreign businesses. One of the interest rate swap agreements changes the Company’s fixed interest obligation associated with $30 million of Senior Notes into a floating rate and is accounted for as a fair value hedge. A second interest rate swap agreement changes the floating rate interest payments associated with $150 million outstanding under the Company’s credit facility to a fixed obligation. This swap agreement is accounted for as a cash flow hedge.
The fair values of these instruments are estimated based upon inputs from current valuation information obtained from dealer quotes and priced with observable market assumptions and appropriate valuation adjustments for credit risk. The Company has evaluated the valuation methodologies used to develop the fair values by dealers in order to determine whether such valuations are representative of an exit price in the Company’s principal market. In addition, the Company uses an internally developed model to perform testing on the valuations received from brokers. The Company has also considered both its own credit risk and counterparty credit risk in determining fair value and determined these adjustments were insignificant for the three- and twelve-month periods ended December 31, 2008.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement consists of observable and unobservable inputs that reflect the assumptions that a market participant would use in pricing an asset or liability. SFAS 157 establishes a fair value hierarchy that categorizes these inputs into three levels:
Level 1: Quoted prices in active markets for identical assets and liabilities
Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3: Unobservable inputs
The following table presents for each of these hierarchy levels, the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Total	Level 1	Level 2	Level 3
Assets:
Foreign Currency Forward Contracts	$1,922	$—	$1,922	$—
Interest Rate Swap Agreements	1,527	—	1,527	—

Total	$3,449	$—	$3,449	$—

Liabilities:
Foreign Currency Forward Contracts	$1,926	$—	$1,926	$—
Interest Rate Swap Agreements	4,253	—	4,253	—

Total	$6,179	$—	$6,179	$—

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (847) 809-0326.
Sincerely,
/s/ William P. Donnelly
Chief Financial Officer

cc:
Julie Sherman, United States Securities and Exchange Commission
Shawn Vadala, Mettler-Toledo International Inc.
James Bellerjeau, Mettler-Toledo International Inc.
Tim Peterson, Fried, Frank, Harris, Shriver & Jacobson (London) LLP
John Desmond, PricewaterhouseCoopers LLP